Exhibit 19.1

Insider Trading Policy Board Approved: October 15, 2025	Plumas Bancorp & Subsidiaries

I.	GENERAL INFORMATION

This insider trading policy applies to Plumas Bancorp and its subsidiaries (collectively, the “Company”), and outlines procedures that all Company employees and directors must follow with respect to effecting transactions in the Company’s securities. Failure to comply with these procedures could result in a serious violation of the securities laws and could result in termination of employment with the Company.

An “insider” is a person who possesses, or has access to, material information concerning the Company that has not been fully disclosed to the public (see below for a definition of “material information”). Generally, information should be considered non- public if it has not been disseminated in the Company’s annual or periodic reports with the Securities and Exchange Commission (“SEC”), has not been the subject of a press release intended for and made available to the public or has not been widely reported to the media, statistical services, or the like. Further, the investing public must be afforded time to receive the information and act upon it following the release of the information.

Insider trading violations are not limited to trading by the insider alone. It is also illegal to advise others to trade based on non-public material information (“tipping”). Liability in such cases can extend to the “tipper” -- the insider who provided non-public information to another and the “tippee” -- the person who purchased or sold Company shares based on this non-public information.

The consequences of insider trading violations can be substantial:

For individuals who trade on inside information (or tip information to others):

•	A maximum prison sentence of up to 20 years;

•    A civil penalty that shall not exceed the greater of $1,000,000 or up to three times the profit gained, or loss avoided; and

•	A criminal fine (no matter how small the profit) for individuals of up to $5 million.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

•    A civil penalty of the greater of $1,000,000 or three times the profit gained, or loss avoided as a result of the employee’s violation; and

•	A criminal penalty of up to $25 million.

Further, if an employee violates the Company’s Insider Trading Policy, the Company may impose sanctions, including dismissal for cause. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation (as well as the Company’s) and irreparably damage a career.

Finally, the size of a transaction has no impact on potential insider trading liability. In the past, even relatively small trades have resulted in SEC investigations and lawsuits.

II.	PROHIBITIONS ON TRADING BY COMPANY PERSONNEL

To avoid even the appearance of misuse of material non-public information, directors, officers and all employees (“Company personnel”) are prohibited from trading in the Company’s securities except in accordance with this policy.

For purposes of this policy, Company securities include shares of the Company’s stock, as well as any publicly traded instruments whose price is dependent upon the price of the Company’s stock, such as publicly traded put or call options. If the Company issues other securities in the future, such securities will be included in this policy.

For purposes of this policy, trading includes any trading by Company personnel, either as a buyer or a seller, in Company securities. This policy does not cover cash exercises of vested stock options granted under the Company’s equity compensation plans, which may be conducted at any time. However, cashless exercises that are based upon the price of the Company’s stock or exercises in which a portion of the underlying shares is sold in the public market must conform to these policies.

The prohibitions under this policy extend to transactions in Company securities by the immediate families of Company personnel (direct family living in the same household), and transactions in any account for the benefit of any of those individuals.

a.	Window Periods

Because Company personnel may have access to interim financial statements or other material non-public information relating to the Company’s financial results at the end of each quarter, the trading “window” is closed to Company personnel during the last month of the fiscal quarter and does not open until two full trading days after the release of the Company’s financial results.

Even during periods when the trading “window” is open, Company personnel who possess material non-public information about the Company will be subject to additional trading restrictions set out below.

The Company may, from time to time, announce to directors and titled officers of the company additional temporary suspensions of trading due to the existence of material inside information concerning the Company. It is the responsibility of each director, titled officer of the company, and all other personnel to ask the Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of the Company if a temporary suspension of trading is in place before trading in the Company’s stock.

A Plumas Bancorp stock trading-window calendar is available on the Company’s Board Portal and is accessible by all employees on the Bank’s intranet. The calendar is updated quarterly with blackout trading periods clearly identified.

b.	Material Non-public Information

Company personnel who come into possession of material non-public information are prohibited from trading in Company securities until such information is made public.

This prohibition of trading while in possession of material non-public information applies at all times, including those open trading window periods in which trading by Company personnel in Company securities would otherwise be permitted.

Section III of this policy discusses information that could be deemed to be “material”.

c.	Confidentiality and Tipping

Unauthorized disclosure of internal information about the Company, whether or not for the purpose of trading Company securities, could create serious problems for the Company. Company matters or developments should not be discussed with anyone outside of the Company, except as required in the performance of specific job responsibilities and in circumstances in which the employee has a reasonable expectation that the information will be retained in confidence by the recipient and not used to trade in Company securities.

Confidentiality applies specifically (but not exclusively) to material inquiries about the Company that may be made by shareholders, reporters, investment analysts or others in the financial community. Any inquiries of this sort should be declined and should be referred to senior management, preferably the CEO. Only an authorized Company spokesperson should respond to such inquiries; all other Company personnel should say only, “No comment.”

Company personnel shall not advise others to trade in Company securities on the basis of material non-public information. Even if the “tipper” does not receive a monetary benefit from the “tippee” from passing on such inside information, both parties may face criminal and civil actions for any illegal trading that result from the tip.

d.	Trading in Third Party Securities

Company personnel may from time to time come into possession of material non-public information relating to a proposed acquisition of a publicly traded third party. In that event, such information will have been developed for the use and benefit of the Company only and will constitute confidential Company information which Company personnel may not use or disclose to others except for legitimate Company purposes. Company personnel in possession of such information are prohibited from trading in the securities of such third parties.

e.	Officer and Director Trading Limitations

Senior officers and directors of the Company who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934 (“Section 16”) will be subject to additional restrictions on purchases and sales of Company securities arising under Section 16. In addition, any trading activity in the Company’s securities conducted by the CEO will be reviewed and monitored by the CFO and reported to the Corporate Governance Committee.

In addition to the trading restrictions imposed by Section 16, officers and directors shall comply with the filing requirements under Section 16 and, as applicable, SEC Rule 144 at such time as they make permitted trades in Company securities.

f.	Pre-Clearance of Trades

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an employee engages in a trade while unaware of a pending major development), all directors, officers and certain employees in a position to have access to material non- public information (the “Designated Insiders”) are subject to pre-clearance in writing or by email by the CFO of all transactions in Company securities (acquisitions, dispositions, transfers, gifts, etc.). In addition, Designated Insiders must seek pre-clearance prior to adopting, amendment or terminating a Rule 10b5-1 Plan. Persons who are identified as Designated Insiders and therefore subject to this pre-clearance policy will be notified by the CFO. If the CFO is not available for some reason to pre-clear a trade, please contact the Company’s CEO. Pre- clearance expires at the end of the Open Window Period, unless suspended earlier by the CFO or other authorized personnel. If any employee is in doubt of whether or not pre-clearance is required, the employee should inquire with the CFO or obtain pre- clearance as a cautionary measure.

g.	Transactions under Company 401(k) Plan

The following are special applications of the Insider Trading Policy to transactions under certain of the Company’s benefit plans:

401(k) Plan – Purchases of the Company’s stock (or the Company stock fund) in the Company’s 401(k) plan resulting from the periodic contribution of money to the plan pursuant to a timely payroll deduction election (i.e., “new money”) can be done at any time. Purchases or sales of the Company’s stock (or the Company stock fund) in the Company’s 401(k) plan resulting from a previous automatic “rebalance” election (i.e., “old money”) applicable to the following calendar year can be done at any time unless you are one of the Company’s Section 16 officers. The Company’s Section 16 officers are not permitted to make automatic rebalance elections under the Company’s 401(k) plan. In addition, the following are subject to the prohibition on trading on the basis of material non-public information contained in this Insider Trading Policy and to the restrictions applicable to Designated Insiders set forth above relating to pre-clearance procedures and blackout periods:

(a)    an election to begin or terminate investing in the Company’s stock or the Company stock fund of the 401(k) plan;

(b)    an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company’s stock or the Company stock fund;

(c)    an election to make an intra-plan transfer of an existing account balance into or out of, or an election to make an in-service withdrawal from, the Company’s stock or Company stock fund;

(d)    a “rebalance” election that applies to the Company’s stock or Company stock fund other than an annual rebalance election applicable to the following calendar year;

(e)    an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of Company stock or the Company stock fund balance; and

(f)    an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company’s stock or the Company stock fund.

h.	Rule 10b5-1 Plans

Any directors, titled officers, or all other personnel who intend to establish plans under SEC Rule 10b5-1 to govern sales of Company securities must (i) pre-clear the adoption, amendment or early termination of such plans with the CFO, (ii) establish such plans during periods when the trading window is “open,” and (iii) promptly notify the CFO of all trades completed under such plans. Any such plans may require filing in Form 10-Q or 10-K as well as a cooling- off period per Regulation S-K Item 408.

i.                  Hedging Prohibited

Company employees and directors may not engage in short sales of Company stock or directly or indirectly, purchase any financial instrument (such as prepaid variable forward contracts, equity swaps, collars or exchange funds), or enter into any other transactions, for the purpose of hedging or offsetting any decrease in the market value of any Company stock.

III.	MATERIAL INFORMATION

It is impossible to define all categories of material information. Information is likely to be material if it would be considered important by an investor in making a decision regarding the sale or purchase of Company securities. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Company personnel should not attempt to resolve questions of materiality on their own. If questions arise whether information is material and requires an individual to refrain from trading, that individual should ask the CEO or the CFO about whether the Company treats the information as material prior to making any trade.

While it may be difficult to determine whether certain information is material, there are various categories of information that would almost always be regarded as material. Such information includes:

●	Projections of future earnings or losses
●	Management changes
●	Changes in dividend policies
●	Changes or adjustments in Company capitalization, e.g. stock splits or dividends
●	Proposed acquisitions or mergers
●	Stock repurchase programs
●	Significant compensation plans or programs
●	Internal financial information that is different from what is publicly known or anticipated
●	Changes in the level of actual or anticipated loan volume or deposit growth
●	New product announcements or new business ventures
●	Pricing changes
●	Proposed issuance of dividends
●	Planned stock splits, new equity or debt offerings
●	Trends in classified assets
●	Significant regulatory actions

This list is merely illustrative; it is by no means complete. If any insider has questions as to what is considered material information, he or she should contact the CEO or the CFO for clarification.

IV.	IMPLEMENTATION OF INSIDER TRADING POLICY

It is the responsibility of each employee to be familiar with the Company’s Insider Trading Policy and to abide by the letter and spirit of its provisions at all times. The Company expects the strictest compliance with these procedures by all employees at every level. Failure to observe them may result in serious consequences, including the termination of employment with the Company. Any individual who has doubts as to his or her responsibilities under these guidelines must seek clarification and guidance from a supervisor. UNDER NO CIRCUMSTANCES SHOULD ANY COMPANY PERSONNEL ATTEMPT TO RESOLVE MATERIALITY QUESTIONS WITHOUT REFERRING THE MATTER TO THE COMPANY’S CEO OR CFO.

Employees will be required at the beginning of their employment and periodically thereafter to certify in writing their understanding of, and intent to comply with, the Company’s Insider Trading Policy. Employees who violate the provisions of the Company’s Insider Trading Policy will be subject to disciplinary action, up to and including termination of employment. This certification will be made in the form of the signed acknowledgement and receipt of the Company’s Code of Ethics.